Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of the date of the Annual Report on Form 10-K of which this exhibit forms a part, the only class of securities of Arbutus Biopharma Corporation (“we,” “us” and “our”) registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is our common shares, without par value.

CAPITAL STOCK

The following description of our capital stock summarizes provisions of our Notice of Articles and Articles, as amended, or our Articles, the Investment Canada Act (Canada), the Competition Act (Canada) and the Business Corporations Act (British Columbia). The following description does not purport to be complete and is subject to, and qualified in its entierty by, our Articles, which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part, and to the applicable provisions of the Investment Canada Act, the Competition Act and the Business Corporations Act.

Authorized and Outstanding Shares

Our authorized share capital consists of (i) an unlimited number of common shares, without par value, (ii) an unlimited number of preferred shares, without par value, and (iii) 1,164,000 Series A Participating Convertible Preferred Shares. As of March 2, 2020 there were (a) 68,941,406 common shares outstanding and (b) 1,164,000 Series A Participating Convertible Preferred Shares outstanding. None of our common shares or preferred shares are held by us or on behalf of us.

Voting Rights

The holders of our common shares are entitled to receive notice of any meeting of our shareholders and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each common share entitles its holder to one vote. There are no cumulative voting rights.

Dividends

Subject to the rights of the holders of preferred shares, the holders of common shares are entitled to receive on a pro rata basis such dividends as our Board of Directors may declare out of funds legally available for payment of dividends.

Liquidation Rights

In the event of the dissolution, liquidation, winding-up or other distribution of our assets, those holders are entitled to receive on a pro rata basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders of preferred shares.

Other Rights and Preferences.

The terms of our common shares do not include any preemptive, conversion or subscription rights, nor any redemption or sinking fund provisions. The common shares are not subject to future calls or assessments by us.

Series A Participating Convertible Preferred Shares

In October 2017, we entered into a subscription agreement with Roivant Sciences Ltd., or Roivant, for the sale of 1,164,000 Series A participating convertible preferred shares, or the Preferred Shares, for gross proceeds of $116.4 million. These Preferred Shares are non-voting and accrue an 8.75% per annum coupon in the form of additional Preferred Shares, compounded annually, until October 16, 2021, at which time all the Preferred Shares will be subject to mandatory conversion into common shares (subject to limited exceptions in the event of certain fundamental corporate transactions relating to our capital structure or assets, which would permit earlier conversion at Roivant’s option). The conversion price is $7.13 per share, which will result in the Preferred Shares being converted into approximately 23 million common shares. After conversion of the Preferred Shares into common shares, based on the number of common shares outstanding as of March 2, 2020, Roivant would hold approximately 42% of our common shares. Roivant agreed to a four year lock-up period for this investment and its existing holdings in us. Roivant also agreed to a four year standstill whereby Roivant will not acquire greater than 49.99% of our common shares or securities convertible into common shares. The initial investment of $50.0 million closed in October 2017, and the remaining amount of $66.4 million closed in January 2018 following regulatory and shareholder approvals.

Registration Rights

On January 11, 2015, we entered into an Agreement and Plan of Merger and Reorganization, or the Merger Agreement, with OnCore Biopharma, Inc., or OnCore, pursuant to which OnCore became our wholly-owned subsidiary. In connection with the Merger Agreement, we entered into a Registration Rights Agreement, or the Registration Rights Agreement, with certain of OnCore’s shareholders. On October 16, 2017, we entered into an Amending Agreement pursuant to which the common shares underlying the Preferred Shares purchased by Roivant were included as registrable securities under the Registration Rights Agreement.

Pursuant to the Registration Rights Agreement, certain holders of our common shares have registration rights. After registration of these common shares pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. The registration rights will terminate with respect to each shareholder on the date on which such shareholder ceases to beneficially own more than three percent of our common shares then outstanding, if such shares may be sold pursuant to Rule 144 of the Securities Act.

An aggregate of approximately 42 million common shares are entitled to these registration rights, including approximately 23 million common shares issuable upon conversion of the Preferred Shares.

Director Nomination Rights

Pursuant to the terms of the Amended and Restated Governance Agreement, dated October 16, 2017, between us and Roivant and Part 28 of our Articles, for so long as Roivant has "beneficial ownership" (as defined pursuant Rule 13d-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act), or Beneficial Ownership, or exercises control or direction over not less than:

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thirty percent (30%) of our issued and outstanding common shares calculated on a partially diluted basis as of a particular date, Roivant has the right to nominate three (3) individuals for election to our Board of Directors at each shareholder meeting, one (1) of whom must satisfy the applicable independence standards;

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twenty percent (20%) of our issued and outstanding common shares calculated on a partially diluted basis as of a particular date, Roivant has the right to nominate two (2) individuals for election to our Board of Directors at each shareholder meeting; and

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ten percent (10%) of our issued and outstanding common shares calculated on a partially diluted basis as of a particular date, Roivant has the right to nominate one (1) individual for election to our Board of Directors at each shareholder meeting.

Upon Roivant having Beneficial Ownership or exercising control or direction over less than ten percent (10%) of our outstanding common shares calculated on a partially diluted basis as of a particular date, the nomination rights provided above will be of no further force and effect. The total number of common shares underlying the Preferred Shares beneficially owned by Roivant are included in the Beneficial Ownership calculations described above.

Limitations to Control due to Certain Provisions of Canadian and British Columbian Law and our Articles

Unless such offer constitutes an exempt transaction, an offer made by a person, or an offeror, to acquire outstanding shares of a Canadian entity that, when aggregated with the offeror’s holdings (and those of persons or companies acting jointly with the offeror), would constitute 20% or more of the outstanding shares, would be subject to the take-over provisions of Canadian securities laws. The foregoing is a limited and general summary of certain aspects of applicable securities law in the provinces and territories of Canada, all in effect as of the date hereof.

In addition to the take-over bid requirements noted above, the acquisition of shares may trigger the application of additional statutory regimes including amongst others, the Investment Canada Act (Canada) and the Competition Act (Canada).

As well, under the Business Corporations Act (British Columbia), unless otherwise stated in our Articles, certain corporate actions require the approval of a special majority of shareholders, meaning holders of shares representing 66 2/3% of those votes cast in respect of a shareholder vote addressing such matter. Those items requiring the approval of a special majority generally relate to fundamental changes with respect to our business, and include amongst others, resolutions: (i) removing a director prior to the expiry of his or her term; (ii) altering our Articles, (iii) approving an amalgamation; (iv) approving a plan of arrangement; and (v) providing for a sale of all or substantially all of our assets.

The Nasdaq Global Select Market

Our common shares are listed on the Nasdaq Global Select Market under the symbol “ABUS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is AST Trust Company (Canada).